June 26, 2018

T. Rowe Price Institutional Credit Opportunities Fund

 a series of T. Rowe Price Institutional Income Funds, Inc.

100 East Pratt Street

Baltimore, MD 21202

T. Rowe Price Credit Opportunities Fund

 a series of T. Rowe Price Credit Opportunities Fund, Inc.

100 East Pratt Street

Baltimore, MD 21202

Ladies and Gentlemen:

T. Rowe Price Institutional Income Funds, Inc., a Maryland corporation, on behalf of T. Rowe Price Institutional Credit Opportunities Fund, a series thereof (the “Target Fund”), and T. Rowe Price Credit Opportunities Fund, Inc., a Maryland corporation (the “Acquiring Company”), on behalf of T. Rowe Price Credit Opportunities Fund, a series thereof (“the Acquiring Fund”), have requested our opinion as to certain federal income tax consequences of Acquiring Fund’s acquisition of Target Fund pursuant to that certain Agreement and Plan of Reorganization, dated June 21, 2018 (“the Plan”). The Plan contemplates Acquiring Fund’s acquisition of all the assets of the Target Fund (“Assets”) in exchange solely for shares in the Acquiring Fund (“Acquiring Fund Shares”) and the Acquiring Fund’s assumption of all liabilities of the Target Fund (“Assumed Liabilities”), followed by the Target Fund’s distribution of those Acquiring Fund Shares pro rata to its shareholders in liquidation thereof (all the foregoing transactions being referred to herein collectively as a “Reorganization”). This opinion is being delivered pursuant to Section 7(A) of the Plan.

We have reviewed such documents and materials as we have considered necessary for the purpose of rendering this opinion. In rendering this opinion, we have assumed that such documents as yet unexecuted will, when executed, conform in all material respects to the proposed forms of such documents that we have examined. In addition, we have assumed the genuineness of all signatures, the capacity of each party executing a document to so execute that document, the authenticity of all documents submitted to us as originals and the conformity to original documents of all documents submitted to us as certified or photostatic copies.

T. Rowe Price Institutional Income Funds, Inc.

T. Rowe Price Credit Opportunities Fund, Inc.

June 26, 2018

We have made inquiry as to the underlying facts that we considered to be relevant to the conclusions set forth in this letter. The opinions expressed in this letter are based upon certain factual statements relating to the Acquiring Fund and the Target Fund set forth in the Combined Proxy Statement/Prospectus filed as part of the Acquiring Company’s registration statement on Form N-14 (the “Registration Statement”) and representations made in letters from the Acquiring Fund and the Target Fund addressed to us for our use in rendering this opinion (the “Tax Representation Letters”). We have no reason to believe that these representations and facts are not valid, but we have not attempted to verify independently any of these representations and facts, and this opinion is based upon the assumption that each of them is accurate.

The conclusions expressed herein are based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations issued thereunder, published rulings and procedures of the Internal Revenue Service and judicial decisions, all as in effect on the date of this letter.

Based upon the foregoing, we are of the opinion that for U.S. federal income tax purposes:

1. The acquisition by the Acquiring Fund of the Assets of the Target Fund in exchange for the Acquiring Fund’s assumption of the Assumed Liabilities of the Target Fund and issuance of the Acquiring Fund Shares, followed by the distribution by the Target Fund of Acquiring Fund Shares to the shareholders of the Target Fund in exchange for their shares of the Target Fund, will constitute a reorganization within the meaning of Section 368(a) of the Code, and the Target Fund and Acquiring Fund will each be “a party to a reorganization” within the meaning of Section 368(b) of the Code;

2. Under sections 361 and 357(a) of the Code, no gain or loss will be recognized by the Target Fund (i) upon the transfer of the Assets to the Acquiring Fund solely in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of the Assumed Liabilities or (ii) upon the distribution of Acquiring Fund Shares to the Target Fund shareholders in exchange for such shareholders’ shares of the Target Fund in liquidation of the Target Fund;

3. Under section 1032 of the Code, no gain or loss will be recognized by the Acquiring Fund upon the receipt of all of the Assets solely in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of the Assumed Liabilities of the Target Fund;

4. Under section 362(b) of the Code, the tax basis of the Assets acquired by the Acquiring Fund will be the same as the tax basis of such Assets in the hands of the Target Fund immediately prior to the transfer increased by the amount of gain or decreased by the amount of loss, if any, recognized by the Target Fund upon the transfer;

T. Rowe Price Institutional Income Funds, Inc.

T. Rowe Price Credit Opportunities Fund, Inc.

June 26, 2018

5. Under section 1223(2) of the Code, the holding period of each of the Assets in the hands of the Acquiring Fund will include the holding period of each such Asset when held by the Target Fund (except to the extent that the investment activities of the Acquiring Fund reduce or eliminate such holding period and except for any assets on which gain or loss was recognized on the transfer to the Acquiring Fund);

6. Under section 354 of the Code, no gain or loss will be recognized by the Target Fund shareholders upon the exchange of their Target Fund Shares solely for Acquiring Fund Shares in the Reorganization;

7. Under section 358 of the Code, the aggregate basis of Acquiring Fund Shares received by each Target Fund shareholder pursuant to the Reorganization will be the same as the aggregate basis of the Target Fund shares exchanged therefor by such a shareholder; and

8. Under section 1223(1) of the Code, the holding period of Acquiring Fund Shares to be received by each Target Fund shareholder pursuant to the Reorganization will include the holding period of the Target Fund Shares exchanged therefor, provided that such Target Fund Shareholder held the Target Fund Shares as capital assets at the time of the Reorganization.

Notwithstanding the foregoing, this opinion does not address the tax consequences of the Reorganization to contracts or securities on which gain or loss is recognized upon the close of the taxable year or upon the transfer of an asset regardless of whether such transfer would otherwise be a non-recognition transaction under the Code.

Our opinion is based upon the accuracy of the certifications, representations and warranties and satisfaction of the covenants and obligations contained in the Plan, the Tax Representation Letters and in the various other documents related thereto. Our opinion may not be relied upon if any of such certifications, representations or warranties are not accurate to any material extent or if any of such covenants or obligations are not satisfied in all material respects. We hereby consent to the filing of this opinion with the Registration Statement and to the reference to us in the Combined Proxy Statement/Prospectus included as part of the Registration Statement.

Sincerely yours,

/s/ Willkie Farr & Gallagher LLP

Willkie Farr & Gallagher LLP